Exhibit 2.2

AMENDMENT AGREEMENT
This Amendment Agreement (this “Amendment”), dated as of April 7, 2017 (the “Signing Date”), is entered into by and among NEC TOKIN Corporation, a corporation organized and established under the Laws of Japan, having its principal place of business at 7-1, Kohriyama 6-chome, Taihaku-ku, Sendai-shi, Miyagi 982-8510, Japan (“Seller”), NTJ Holdings 1 Ltd., a corporation organized under the Laws of Japan, having its principal place of business at, 2-1-1, Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan (“Purchaser”), and Japan Industrial Partners, Inc. a corporation organized under the Laws of Japan, having its principal place of business at 2-1-1, Marunouchi, Chiyoda-ku, Tokyo 100-0005, Japan (“JIP”).
WHEREAS, Seller, Purchaser and JIP entered into that certain Master Sale and Purchase Agreement dated February 23, 2017 regarding the transfer of the Volt Business from Seller to Purchaser (the “Agreement”); and
WHEREAS, the Parties and JIP wish to amend the Agreement as set forth in this Amendment;
NOW, THEREFORE, in consideration of the foregoing and the mutual promises, covenants and agreements of the Parties and JIP contained in this Amendment, the Parties and JIP agree as follows:

1.	Definitions. Capitalized terms used in this Amendment and not otherwise defined shall have the meanings given to them in the Agreement.

2.	Amendments. Effective as of the Effective Date, the following sections of the Agreement shall be amended as follows:

(a)	Section 4.1 of the Agreement shall be replaced with the following:
“Time and Place of Closing. The consummation of the transfer of the NewCo Shares (the “Closing”) shall take place at the offices of Nishimura & Asahi, at Otemon Tower, 1-1-2 Otemachi, Chiyoda-ku, Tokyo, Japan or by electronic transmission between the Parties on April 14, 2017 or at such other place or date as may be agreed between the Parties in writing (such date of the Closing, the “Closing Date”).”

(b)	Section 3.3(a) of the Agreement shall be replaced with the following:
“Within forty-five (45) Business Days following the Closing Date, Purchaser shall, acting reasonably and in good faith, (i) prepare and provide Seller with the consolidated balance sheet of NewCo as of the close of business on the Closing Date (or such other date as may be agreed between the Parties in the event that the Closing Date is changed from April 14, 2017) taking into consideration the completion of the Reorganization (the “Closing Balance Sheet”) which is made in accordance with the Accounting Principles subject to further qualifications and assumptions and with further adjustment as set forth in Attachment A and (ii) inform Seller in writing of the amount of Net Debt and Working Capital of NewCo on a consolidated basis to be calculated based on the Closing Balance Sheet.”

3.	General Terms.

3.1	This Amendment shall have retrospective effect on and from April 3, 2017 (the “Effective Date”).

3.2
From and after the Effective Date, this Amendment (including Attachment A) and the Agreement shall be read as a single integrated document with all references in the Agreement to the “Agreement” being read and construed as if they were references to the Agreement, as amended by this Amendment.

3.3	Except as amended and supplemented by this Amendment, all of the terms and conditions of the Agreement shall remain and continue in full force and effect.

3.4	This Amendment shall be governed by and interpreted in accordance with the Laws of Japan and the provisions of Article XI of the Agreement shall apply mutatis mutandis to this Amendment.

IN WITNESS WHEREOF, the Parties and JIP have executed and delivered this Amendment as of the Signing Date.

NEC TOKIN CORPORATION

By:/s/SHIGENORI OYAMA
Name: Shigenori Oyama
Title: President, Representative Director

NTJ HOLDINGS 1 LTD.

By:/s/ KOJI MURANKA_____________
Name:Koji Muranka
Title: Representative Director

JAPAN INDUSTRIAL PARTNERS, INC.

By:/s/ HIDEMI MOUE________________
Name: Hidemi Moue
Title: CEO

Attachment A
Additional Qualifications, Assumptions and Adjustments

1.	Inventory
The balance of the inventories for the Closing Balance Sheet shall be calculated as an aggregate of the finished goods, half-finished goods, work-in-progress and supplies account as shown in the inventory balance table in the SAP system of Seller at the close of business on the Closing Date subject to the following adjustments:

a.	Cost Variance Adjustment
Cost variance adjustment for the Closing Balance Sheet shall be calculated in accordance with the formula below.
The cost variance adjustment = (A) multiplied by (B)/(C)
A = the cost variance adjustment amount on the inventory balance as of the end of March 2017
B = the standard cost as of the close of business on the Closing Date
C = the standard cost as of the end of March 2017

b.	Allowance for Devaluation
Allowance for devaluation shall be calculated based on the amount of slow-moving inventories and  sales forecast as of the Closing Date. If there has been no change in the estimates of these figures since the end of March 2017, the allowance for devaluation for the Closing Balance Sheet shall be the same amount as of the end of March 2017.

c.	Devaluation by Lower-of-Cost-or-Fair-Value Method
Devaluation by lower-of-cost-or-fair-value method for the Closing Balance Sheet shall be applied in accordance with the formula below.
The devaluation amount = (A) multiplied by (B)/(C)
A = the devaluation amount by lower-of-cost-or-fair-value method as of the end of March 2017
B = the standard cost as of the close of business on the Closing Date
C = the standard cost as of the end of March 2017

d.	Transfer of Cost of Supplementary Materials to Supplies
Based on the stocktaking to be performed on the Closing Date (or, if the Closing Date is not a working day of any Overseas Sales Company, on the immediately preceding working day of such Overseas Sales Company), the amount of supplementary materials that are unused as of the close of business on the Closing Date and recognized as an expense upon purchase shall be capitalized as supplies in the Closing Balance Sheet.

e.	Freight (Overseas Sales Companies)
Freight amount shall be added to the balance of inventories of each Overseas Sales Company.
Freight amount of each Overseas Sales Company shall be calculated in accordance with the following formula.

Freight amount = (A) multiplied by (B)/(C)
A = the balance of the inventories of each Overseas Sales Company as of the close of business on the Closing Date
B = the amount of freight fare for the fiscal year ended on March 31, 2017
C = the amount of purchase price for the fiscal year ended on March 31, 2017
With respect to all amounts regarding the inventories set forth in Sections 1 of this Attachment, if the Closing Date is not a working day of any Overseas Sales Company, any amount to be calculated as of the close of business on the Closing Date with respect to such Overseas Sales Company shall be calculated as of the close of business on the immediately preceding working day of such Overseas Sales Company.

2.	Accrued Retirement Benefits
Allowance for the unpaid balance of the pension benefit obligations for the Closing Balance Sheet shall be calculated in accordance with the formula below.
The allowance = (A) plus (B)
A = the balance of the unpaid pension benefit obligations as of the end of March 2017
B = the monthly allowance for the unpaid pension benefit obligations calculated in accordance with the Accounting Principles multiplied by 14/30